UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 Under the

Securities Exchange Act of 1934

For the month of June 2023

Commission File Number: 1-32754

BAYTEX ENERGY CORP.

(Exact name of registrant as specified in its charter)

2800, 520 – 3rd AVENUE S.W.

CALGARY, ALBERTA, CANADA

T2P 0R3

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This Report on Form 6-K of Baytex Energy Corp. (the "Company"), including Exhibits 99.1, 99.2, 99.3 and 99.4 hereto, shall be deemed to be filed and shall be incorporated by reference into the Company's Registration Statements on Form S-8 (333-171568).

Introductory Note

On June 20, 2023, Baytex Energy Corp., a company incorporated under the Business Corporations Act (Alberta) (“Baytex”) and Ranger Oil Corporation (“Ranger”), a Virginia corporation, completed their previously announced merger, pursuant to the Agreement and Plan of Merger, dated as of February 27, 2023 (the “Merger Agreement”), by and among Baytex, Ranger and Nebula Merger Sub, LLC, a Delaware limited liability company and a wholly owned subsidiary of Baytex (“Merger Sub”). In accordance with the terms of the Merger Agreement, Merger Sub merged with and into Ranger (the “Merger”), with Ranger continuing as the surviving company of the Merger and as a wholly owned subsidiary of Baytex. See Baytex’s Business Acquisition Report, dated June 27, 2023, attached as Exhibit 99.1 hereto and incorporated by reference herein, for more information regarding the consummation of the Merger.

Baytex incorporates by reference from the proxy statement/prospectus (the "Proxy Statement/Prospectus") included in the registration statement on Form F-4 (No. 333-271191) (the "Registration Statement") the risk factors with the following titles into this Report of Foreign Private Issuer on Form 6-K:

•	After Baytex’s combination with Ranger, Baytex may fail to realize projected benefits of the combination, which could adversely affect the value of Baytex common shares.
•	Significant demands will be placed on Baytex and Ranger as a result of the combination of the two companies.
•	The unaudited pro forma reserve and production data included in this proxy statement/prospectus is presented for illustrative purposes only and may not be indicative of the reserves or production of the combined company following the combination of Baytex and Ranger.
•	The unaudited pro forma consolidated financial information of Ranger and Baytex is presented for illustrative purposes only and may not be indicative of the results of operations or financial condition of the combined company following the combination of Baytex and Ranger.
•	Failure by Baytex to successfully execute its business strategy and objectives regarding the combined company’s business may materially adversely affect the future results of the combined company and the market value of Baytex common shares.
•	As a foreign private issuer, Baytex follows certain home country corporate governance practices instead of otherwise applicable SEC and NYSE requirements, which may reduce the frequency and scope of information and protections to which investors are entitled.
•	As a foreign private issuer, Baytex is not subject to the provisions of Regulation FD or U.S. proxy rules and will be exempt from filing certain Exchange Act reports, which could result in the Baytex common shares being less attractive to investors.
•	Baytex may lose its foreign private issuer status in the future, which could result in significant additional costs and expenses.
•	Baytex is organized under the laws of Alberta and a substantial portion of its assets are, and many of its directors and officers reside, outside of the U.S. As a result, it may not be possible for shareholders to enforce civil liability provisions of the securities laws of the U.S. against Baytex, its officers, or members of the Baytex board.
•	The Canadian laws and regulations applicable to Baytex and its shareholders may adversely affect its ability to take actions that could be deemed beneficial to Baytex shareholders.
•	Resales of Baytex common shares following the Merger Transactions may cause the market value of Baytex common shares to decline.
•	The market value of Baytex common shares may decline as a result of the combination of Baytex and Ranger.
•	The combined company may be exposed to increased litigation, which could have an adverse effect on the combined company’s business and operations.
•	Exchange rate fluctuations may adversely affect the foreign currency value of Baytex common shares and any dividends.
•	The additional indebtedness that Baytex expects to incur in connection with the Merger Transactions could adversely affect Baytex’s financial position, including by decreasing its business flexibility or adversely affecting its ability to satisfy its debt obligations or achieve its desired credit ratings.

Baytex also incorporates by reference from the Ranger Annual Report on Form 10-K for the year ended December 31, 2022 (the “Ranger Annual Report”), the risk factors with the following titles into this Report of Foreign Private Issuer on Form 6-K:

•	Our commitments and disclosures related to environmental and social matters expose us to numerous risks.
•	Restrictions on drilling activities intended to protect certain species of wildlife or their habitat may adversely affect our ability to conduct drilling activities in some of the areas where we operate.

Baytex further incorporates by reference from the Ranger Annual Report the summary of the significant environmental laws to which business operations are subject under the caption “Government Regulation and Environmental Matters,” excluding the last sentence of the second paragraph, into this Report of Foreign Private Issuer on Form 6-K.

Baytex also incorporates by reference from the Proxy Statement/Prospectus the pro forma information under the caption “Summary Pro Forma Combined, Oil, NGL and Gas Reserve and Production Data” into this Report of Foreign Private Issuer on Form 6-K.

EXHIBIT INDEX

Exhibit Number	Exhibit Description
99.1	Business Acquisition Report, dated June 27, 2023
99.2	Consent of Grant Thornton LLP with respect to Ranger Oil Corporation.
99.3	Consent of DeGolyer and MacNaughton with respect to Ranger Oil Corporation.
99.4	Consent of McDaniel & Associates Consultants Ltd. with respect to Ranger Oil Corporation.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BAYTEX ENERGY CORP.

/s/ James R. Maclean
Name: James R. Maclean
Title: Chief Legal Officer and Corporate Secretary

Dated: June 27, 2023